FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
SENIOR MANAGEMENT CHANGES

HSBC Holdings plc (the 'Company', and together with its subsidiaries, the 'Group') announces a number of changes to its senior management team which will position the Group for the next phase of its strategy.

Pam Kaur, Head of Wholesale Market and Credit Risk, will be appointed as Group Chief Risk Officer with effect from 1 January 2020. Marc Moses, an executive Director of the Company, will assist with a handover of his responsibilities before stepping down from the Board of Directors (the 'Board') and the role of Group Chief Risk Officer on 31 December 2019. Marc will continue to provide support to the Group Chief Executive until he formally retires from the Group on 9 December 2020. He will receive remuneration and benefits in line with the terms of his service contract and the Directors' Remuneration Report as published in the Annual Report and Accounts.

Samir Assaf will be stepping down as CEO of Global Banking and Markets ('GB&M') with effect from 1 March 2020. He will take on a new role as Chairman of Corporate and Institutional Banking. Georges Elhedery, Head of Global Markets and Greg Guyett, Head of Global Banking, will become co-heads of GB&M and report directly to the Group Chief Executive. Both will be members of the Group Management Board.

Andy Maguire will be retiring as Group Chief Operating Officer with effect from 30 January 2020. He will leave the Group on 9 June 2020 at the end of his six months' notice period. He supported the global search for his successor, John Hinshaw, who will be joining the Group as Group Chief Operating Officer designate on 10 December 2019. Andy will assist with a handover of his responsibilities until John formally takes on the role with effect from 1 February 2020. John has an extensive background in transforming organisations across multiple industries. Most recently, he served as Executive Vice President of Hewlett Packard and Hewlett Packard Enterprise, where he managed Technology and Operations and was the firm's Chief Customer Officer. He has also served on the Board of Directors of the Bank of New York Mellon for the past five years and chaired their Technology Committee. John joins as a Group Managing Director and will report to the Group Chief Executive. He will also be a member of the Group Management Board.

Noel Quinn, Group CEO said:

"I'd like to thank each of these individuals for their extraordinary dedication and commitment to the Bank over many years. In their respective successors we have talented and capable individuals that I'm looking forward to working closely with as we execute plans for the next phase of the Bank."

In accordance with Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company confirms that there are no matters which need to be brought to the attention of shareholders of the Company in connection with Marc Moses' retirement from the Board.

For and on behalf of the Board

Aileen Taylor
Group Company Secretary and Chief Governance Officer

Media enquiries to:

Heidi Ashley                  +44 (0)20 7992 2045                   heidi.ashley@hsbc.com

Investor enquiries to:

Richard O'Connor           +44 (0)20 7991 6590                  investorrelations@hsbc.com

Notes to editors:

1. The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Mark Tucker*, Noel Quinn, Kathleen Casey†, Laura Cha†, Henri de Castries†, Irene Lee†, José Meade†, Heidi Miller†, Marc Moses, David Nish†, Ewen Stevenson, Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
† Independent non-executive Director

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 65 countries and territories in Europe, Asia, North America, Latin America, and the Middle East and North Africa. With assets of US$2,728bn at 30 September 2019, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 09 December 2019